UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _ ) *

Atento SA
--------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------
(Title of Class of Securities)

L0427L204
--------------------------------------------------------
(CUSIP Number)

March 2, 2023
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
(the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)




CUSIP No.
L0427L204

1.
NAMES OF REPORTING PERSONS

Santa Lucia S.A. Compania de Seguros y Reaseguros

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH
5. SOLE VOTING POWER
900000

6. SHARED VOTING POWER
0

7. SOLE DISPOSITIVE POWER
900000

8. SHARED DISPOSITIVE POWER
0

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900000

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%

12.
TYPE OF REPORTING PERSON

IC



Item 1.

(a)
Name of Issuer
Atento SA

(b)
Address of Issuer's Principal Executive Offices
1, rue Hildegard Von Bingen, 1282 Luxembourg, Grand Duchy of Luxembourg

Item 2.

(a)
Name of Person Filing
Santa Lucia S.A. Compania de Seguros y Reaseguros

(b)
Address of Principal Business Office or, if None, Residence
c/o Santa Lucia S.A. Compania de Seguros y Reaseguros
Plaza de Espana, 15
Madrid, Spain 28008

(c)
Citizenship
Spain

(d)
Title of Class of Securities
Ordinary Shares, no par value (the Shares)

(e)
CUSIP Number
L0427L204

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)
[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)
[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[ ] Insurance Company as defined in Section 3(a)(19) of the
Act (15 U.S.C. 78c).

(d)
[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)
[ ] An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)
[ ] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)
[ ] A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)
[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[X] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution:



If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]


Item 4.
Ownership.

(a)
Amount Beneficially Owned:

As of March 2, 2023, Santa Lucia S.A. Compania de Seguros y Reaseguros may be deemed to be the beneficial owner of 900,000 Shares issuable upon exercise of warrants to purchase 900,000 Shares at an initial exercise price of $3.78 per Share ("Warrants").

(b)
Percent of Class:

As of March 2, 2023, Santa Lucia S.A. Compania de Seguros y Reaseguros may be deemed to be the beneficial owner of approximately 5.5% of Shares outstanding. These percentages are based on 15,451,667 Shares outstanding as of November 30, 2022 as reported in the Issuer's Solicitation/Reccomendation Statement on
Schedule 14D-9, filed with the Securities and Exchange Comission on December 6, 2022, plus 900,000 Shares issuable upon exercise of Warrants held by Santa Lucia S.A. Compania de Seguros y Reaseguros, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

(c)
Number of shares as to which such person has:

(i)
sole power to vote or to direct the vote
900000

(ii)
shared power to vote or to direct the vote
0

(iii)
sole power to dispose or to direct the
disposition of
900000

(iv)
shared power to dispose or to direct the
disposition of
0

Item 5.
Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.
Identification and Classification of Members of the Group.

Not Applicable

Item 9.
Notice of Dissolution of Group.

Not Applicable.

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Chapter 240.14a-11.

By: Santa Lucia S.A. Compania de Seguros y Reaseguros

By: /s/ Andres Romero Pena

Name: Andres Romero Pena

Title: Authorized Signor

Date: March 2, 2023


By signing below I certify that, to the best of my knowledge and belief, the foreing regulatory scheme applicable to Insurance Companies and Investement Companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By: Santa Lucia S.A. Compania de Seguros y Reaseguros

By: /s/ Andres Romero Pena

Name: Andres Romero Pena

Title: Authorized Signor

Date: March 2, 2023


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By: Santa Lucia S.A. Compania de Seguros y Reaseguros

By: /s/ Andres Romero Pena

Name: Andres Romero Pena

Title: Authorized Signor

Date: March 2, 2023